UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

October 2015 Up 12.2 % Year over Year

Mexico City, November 4, 2015 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for October 2015 increased by 12.2% when compared to October 2014.

This announcement reflects comparisons between October 1 through October 31, 2015 and 2014. Transit and general aviation passengers are excluded.

Domestic
Airport	October 2014	October 2015	% Change
Cancún	432,199	484,607	12.1%
Cozumel	7,141	10,801	51.3%
Huatulco	34,689	37,412	7.8%
Mérida	116,644	138,835	19.0%
Minatitlán	20,325	21,477	5.7%
Oaxaca	44,878	51,188	14.1%
Tapachula	13,557	22,360	64.9%
Veracruz	93,865	95,915	2.2%
Villahermosa	94,804	101,217	6.8%
Total Domestic	858,102	963,812	12.3%

International
Airport	October 2014	October 2015	% Change
Cancún	759,675	856,591	12.8%
Cozumel	15,301	17,205	12.4%
Huatulco	1,793	972	(45.8)%
Mérida	7,955	7,842	(1.4)%
Minatitlán	686	930	35.6%
Oaxaca	3,139	3,029	(3.5)%
Tapachula	898	727	(19.0)%
Veracruz	6,552	6,033	(7.9)%
Villahermosa	4,770	4,187	(12.2)%
Total International	800,769	897,516	12.1%

ASUR Page 1 of 2

Total
Airport	October 2014	October 2015	% Change
Cancún	1,191,874	1,341,198	12.5%
Cozumel	22,442	28,006	24.8%
Huatulco	36,482	38,384	5.2%
Mérida	124,599	146,677	17.7%
Minatitlán	21,011	22,407	6.6%
Oaxaca	48,017	54,217	12.9%
Tapachula	14,455	23,087	59.7%
Veracruz	100,417	101,948	1.5%
Villahermosa	99,574	105,404	5.9%
ASUR Total	1,658,871	1,861,328	12.2%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 4, 2015